Exhibit 99.2

NEXTERS GLOBAL LTD

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at June 30, 2021 and December 31, 2020

(in thousands of US$)

	NOTE	June 30, 2021	December 31, 2020*
ASSETS
Non-current assets
Property and equipment	12	946	171
Intangible assets		128	76
Goodwill	3	1,473	—
Long-term deferred platform commission fees	18	105,227	89,562
Right-of-use assets	14	1,921	1,044
Deferred tax asset		17	—
Total non-current assets		109,712	90,853
Current assets
Trade and other receivables	15	64,882	32,974
Loans receivable	13	282	8
Cash and cash equivalents		40,898	84,557
Prepaid tax		3,083	3,137
Total current assets		109,145	120,676
Total assets		218,857	211,529
LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity
Share capital		27	27
Other reserves		8,112	8,289
Accumulated deficit		(193,500)	(111,451)
Total equity		(185,361)	(103,135)
Non-current liabilities
Lease liabilities – non-current	14	568	818
Long-term deferred revenue	18	105,597	78,985
Total non-current liabilities		106,165	79,803
Current liabilities
Short-term loans	17	—	49
Lease liabilities – current	14	1,274	293
Trade and other payables	16	36,424	19,502
Tax liability		534	306
Deferred revenue	18	259,821	214,711
Total current liabilities		298,053	234,861
Total liabilities		404,218	314,664
Total liabilities and shareholders’ equity		218,857	211,529

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

* Reflects a correction to the amount reported in Nexters Global's audited consolidated statement of financial position as at December 31, 2020 due to the identification of an immaterial error relating to the calculation of withholding taxes. For further information, see Note 4 (Use of judgements and estimates --Immaterial error).

NEXTERS GLOBAL LTD

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the three and six months ended June 30, 2021 and June 30, 2020*

(in thousands of US$)

		Six months ended June 30,		Three months ended June 30,
		2021	2020	2021	2020
Revenue	6	196,333	122,035	109,644	63,260
Costs and expenses, excluding depreciation and amortization
Cost of revenue:
Platform commissions		(53,990)	(35,774)	(29,510)	(18,418)
Game operation cost	7	(8,159)	(7,251)	(4,222)	(3,612)
Selling and marketing expenses	8	(155,472)	(73,353)	(90,745)	(30,973)
General and administrative expenses	9	(7,638)	(563)	(4,829)	(305)
Total costs and expenses, excluding depreciation and amortization		(225,259)	(116,941)	(129,306)	(53,308)
Depreciation and amortization		(1,068)	(232)	(609)	(150)
(Loss)/income from operations		(29,994)	4,862	(20,271)	9,802
Net finance (costs)/income		(1,247)	(354)	633	816
(Loss)/income before income tax		(31,241)	4,508	(19,638)	10,618
Income tax expense	10	(554)	(389)	(370)	(209)
(Loss)/income for the period net of tax		(31,795)	4,119	(20,008)	10,409
Other comprehensive (loss)/income		(250)	2	(199)	3
Total comprehensive (loss)/income for the period net of tax		(32,045)	4,121	(20,207)	10,412
(Loss)/earnings per share:
Basic and diluted (loss)/earnings per share, US$		(1,590)	206	(1,000)	520

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

* Reflects a correction to the amount reported in Nexters Global's audited consolidated statement of financial position as at December 31, 2020 due to the identification of an immaterial error relating to the calculation of withholding taxes. For further information, see Note 4 (Use of judgements and estimates --Immaterial error).

NEXTERS GLOBAL LTD

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2021 and June 30, 2020

(in thousands of US$ except number of shares)

	NOTE	Number of shares outstanding	Share capital	Other reserves	Accumulated deficit	Total
Balance at January 1, 2020		20,000	27	8,106	(56,702)	(48,569)
Income for the period			—	—	4,119	4,119
Other comprehensive income					2	2
Total comprehensive income for the period		—	—	—	4,121	4,121
Share-based payments	22		—	24	(306)	(282)
Distribution and dividends	11		—	—	(8,062)	(8,062)
Total transactions with shareholders		—	—	24	(8,368)	(8,344)
Balance at June 30, 2020		20,000	27	8,130	(60,949)	(52,792)
Balance at December 31, 2020, as previously reported		20,000	27	8,289	(111,070)	(102,754)
Impact of correction	4	—	—	—	(381)	(381)
Balance at January 1, 2021		20,000	27	8,289	(111,451)	(103,135)
Loss for the period			—	—	(31,795)	(31,795)
Other comprehensive loss				(250)	—	(250)
Total comprehensive loss for the period		—	—	(250)	(31,795)	(32,045)
Share-based payments	22		—	73	(254)	(181)
Distribution and dividends	11				(50,000)	(50,000)
Total transactions with shareholders		—	—	73	(50,254)	(50,181)
Balance at June 30, 2021		20,000	27	8,112	(193,500)	(185,361)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

NEXTERS GLOBAL LTD

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the three and six months ended June 30, 2021 and June 30, 2020
(in thousands of US$)

		Six months ended June 30,		Three months ended June 30,
	Note	2021	2020	2021	2020
Operating activities
(Loss)/income for the period		(31,795)	4,119	(20,008)	10,409
Adjustments for:
Depreciation and amortization		1,068	232	609	150
Share-based payments expense	22	705	24	315	12
Net finance costs/(income) excluding bank charges		1,128	273	(697)	(854)
Income tax expense	10	554	389	370	209
		(28,340)	5,037	(19,411)	9,926
Changes in working capital:
(Increase) in deferred platform commissions	18	(15,665)	(25,950)	(10,110)	(14,101)
Increase in deferred revenue	18	71,722	85,840	44,849	47,140
(Increase) in trade and other receivables		(31,602)	(14,677)	(18,299)	(2,323)
Increase/(decrease) in trade and other payables		14,721	(3,535)	(4,782)	(638)
		39,176	41,678	11,658	30,078
Income tax (paid)/received		(30)	—	34	—
Interest paid		—	(7)	—	(7)
Net cash flows generated from/(used in) operating activities		10,806	46,708	(7,719)	39,997
Investing activities
Acquisition of intangible assets		(90)	—	(32)	—
Acquisition of property and equipment	12	(449)	(49)	(323)	(37)
Acquisition of subsidiary net of cash acquired	3	(1,240)	—	(23)	—
Proceeds from repayment of loans	13	8	179	—	179
Loans granted	13	(282)	—	(282)	—
Net cash flows (used in)/from investing activities		(2,053)	130	(660)	142
Financing activities
Payments of lease liabilities	14	(940)	(242)	(390)	(142)
Interest on lease	14	(50)	(27)	(26)	(25)
Repayment of borrowings	17	(49)	(3,980)	(49)	6
Dividends paid and distribution to shareholders	11	(50,534)	(8,187)	(50,230)	(4,947)
Net cash flows used in financing activities		(51,573)	(12,436)	(50,695)	(5,108)
Net (decrease)/increase in cash and cash equivalents for the period		(42,820)	34,402	(59,074)	35,031
Cash and cash equivalents at the beginning of the period		84,557	17,565	99,912	17,105
Effect of changes in exchange rates on cash held		(839)	523	60	354
Cash and cash equivalents at the end of the period		40,898	52,490	40,898	52,490

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020
(in thousands of US$ unless stated otherwise)

1.	Reporting entity

Nexters Global Ltd (the “Company”) was incorporated in Cyprus on November 2, 2009 as a private limited liability company under the Cyprus Companies Law, Cap. 113. The Company’s registered office is at Faneromenis 107, 6031, Larnaca, Cyprus.

The principal activities of the Company and its subsidiaries (“the Group”) are the development and publishing of online games for mobile, web and social platforms. The Group also derives revenue from advertising services. Information about the Company’s main subsidiaries is disclosed in Note 20.

The Group has no ultimate controlling party.

2.	Basis of preparation

These interim condensed consolidated financial statements for the three and six months ended June 30, 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2020 included in the Form F-4 for the year ended December 31, 2020 as filed with the Securities and Exchange Commission on July 28, 2021. They do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting standards (IFRS) as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the annual consolidated financial statements for the year ended December 31, 2020.

These interim condensed consolidated financial statements were authorized for issue by the Group’s Board of Directors on September 10, 2021.

3.	Summary of significant accounting policies

The accounting policies and methods of computation applied in the preparation of these interim condensed consolidated financial statements are consistent with those disclosed in the annual consolidated financial statements of the Group for the year ended December 31, 2020, except for the adoption of new standards effective as at January 1, 2021 and described below. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

In August 2020, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures, IFRS 9 Financial Instruments as well as IFRS 4 Insurance Contracts and IFRS 16 Leases named Interest Rate Benchmark Reform — Phase II. The amendments are effective on or after January 1, 2021.

3.1.	Specific policies applicable from January 1, 2021 for interest rate benchmark reform

Interest Rate Benchmark Reform Phase 2 amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 became effective since January 1, 2021.

These Phase 2 amendments provide practical relief from certain requirements in IFRS Standards. These reliefs relate to modifications of financial instruments and lease contracts or hedging relationships triggered by a replacement of a benchmark interest rate in a contract with a new alternative benchmark rate.

The amendments also provide an exception to use a revised discount rate that reflects the change in interest rate when remeasuring a lease liability because of a lease modification that is required by interest rate benchmark reform.

Finally, the Phase 2 amendments provide a series of temporary exceptions from certain hedge accounting requirements when a change required by interest rate benchmark reform occurs to a hedged item and/or hedging instrument that permit the hedge relationship to be continued without interruption.

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020
(in thousands of US$ unless stated otherwise)

The International Accounting Standards Board (IASB) has published ‘Covid-19-Related Rent Concessions beyond June 30, 2021 (Amendment to IFRS 16), that extends, by one year, the May 2020 amendment that provides lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification.

These amendments had no impact on the interim condensed consolidated financial statements of the Group.

3.2.	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the total of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred, such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees, are expensed and included in operating expenses.

The Group measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as at the acquisition date.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and equity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and vested share-based payment awards of the acquiree that are replaced in the business combination.

If control is achieved in stages, the acquirer’s previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit or loss.

A contingent liability of the acquiree is recognized in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably.

Only components of non-controlling interest constituting a present ownership interest that entitles their holder to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets. All other components are measured at their acquisition date fair value.

The Group accounts for a change in the ownership interest of a subsidiary (without loss of control) as a transaction with owners in their capacity as owners. Therefore, such transactions do not give rise to goodwill, nor do they give rise to a gain or loss and are accounted for as an equity transaction.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained. If the Group reorganizes its reporting structure in a way that changes the composition of one or more cash-generating units to which goodwill has been allocated, the goodwill is reallocated to the units affected. The reallocation is performed using a relative value approach similar to that used in connection with the disposal of an operation within a cash-generating unit, unless some other method better reflects the goodwill associated with the reorganized units.

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020
(in thousands of US$ unless stated otherwise)

Acquisition of NX Studio LLC, NX Online LLC and NHW Ltd

On February 3, 2021, Nexters Global Ltd (referred to as “the Company”) acquired 100% of the voting shares in NX Online LLC and NX Studio LLC, two Russian game development studios, for the total consideration of 1,247 (RUB 93 million), which comprises the whole business acquisition. The consideration was fully paid in cash. The Company’s management considers the acquisition of the product development team as a primary business purpose of the deal. The acquisition has been accounted for using the acquisition method. The interim condensed consolidated financial statements include the results of the companies for the five-month period from the acquisition date.

On April 5, 2021, Nexters Global Ltd acquired 100% of the voting shares in NHW Ltd, a company registered in accordance with the laws of the Republic of Cyprus, for the total consideration of 24 (€ 20), which comprises the whole business acquisition. The consideration was fully paid in cash. The Company’s management considers the acquisition of the testing development team as a primary business purpose of the deal. The acquisition has been accounted for using the acquisition method. The interim condensed consolidated financial statements include the results of the company for the three-month period from the acquisition date.

The fair values of the identifiable assets and liabilities of all the acquired companies as at the date of acquisition were:

	Fair value recognized on acquisition, February 3, 2021, NX Studio LLC	Fair value recognized on acquisition, February 3, 2021, NX Online LLC	Fair value recognized on acquisition, April 5, 2021, NHW Ltd
Assets
Property and equipment	390	85	—
Intangible assets	38	14	—
Right-of-use assets	1,164	395	—
Trade and other receivables	656	80	16
Other assets	91	27	—
Cash and cash equivalents	26	4	1
Prepaid tax	28	—	—
	2,393	605	17
Liabilities
Deferred tax liability	(4)	(16)	—
Lease liabilities – current	(1,164)	(395)	—
Trade and other payables	(1,415)	(218)	(1)
Tax liability	—	(4)	—
	(2,583)	(633)	(1)
Total identifiable net assets at fair value	(190)	(28)	16
Goodwill arising on acquisition	1,274	191	8
Purchase consideration transferred	1,084	163	24

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020
(in thousands of US$ unless stated otherwise)

	Fair value recognized on acquisition, February 3, 2021, NX Studio LLC	Fair value recognized on acquisition, February 3, 2021, NX Online LLC	Fair value recognized on acquisition, April 5, 2021, NHW Ltd
Analysis of cash flows on acquisition:
Net cash acquired with the subsidiary			31
Cash paid			(1,271)
Net cash flow in acquisition			(1,240)

Goodwill recognized in the amount of 1,473 is attributable primarily to the expected synergies and was assigned to the whole Group as one Cash Generating Unit. None of the goodwill is expected to be deductible for income tax purposes. The Company did not recognize separately from the acquisition any acquisition related costs that should be expensed in the current period.

The companies’ property and equipment consist of office equipment purchased within 2020, so its fair value approximates to its carrying amount.

At the date of the acquisition, the fair value of the trade receivable approximates to its carrying amount due to the fact they are represented by short-term advances and lease deposit.

The Group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities.

The companies’ trade and other receivables amount represents gross contractual amounts for the acquired receivables.

The companies were parties to a pre-existing relationship with the acquirees, which should be accounted for separately from the business combination. No additional adjustment was made for the amount by which the contract is favorable or unfavorable from the perspective of the acquirer when compared with terms of current market transactions for the same or similar items, as the transactions comprising pre-existing relationship were executed on the market terms.

From the date of acquisition, NX Studio LLC and NX Online LLC and NHW Ltd have contributed no revenue as it was entirely intercompany and was eliminated and contributed 551, 104 and 3 respectively to the net profit before tax from the continuing operations of the Group.

If the acquisition had taken place at the beginning of the year, net profit from continuing operations for the period contributed by NX Studio LLC, NX Online LLC and NHW Ltd would have been 346, 49 and 3.

4.	Use of judgements and estimates

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income, and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Group’s consolidated financial statements for the year ended December 31, 2020 except for as described below.

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020
(in thousands of US$ unless stated otherwise)

Change in estimates and accounting policy

Lifespans — changes in accounting policy

Since January 1, 2020 we determine the estimated weighted average playing period of payers by game on a quarterly basis, beginning at the time of a payer’s first purchase in the respective game and ending on a date when that paying player is deemed to be no longer playing. To determine when paying players are no longer playing a given game, we analyse the entire population of payers who made in-game payments in the relevant periods and determine whether each payer is an active or inactive player as at the date of our analysis. To determine which payers are inactive, we analyse the dates that each payer last logged into that game. We determine a player to be inactive once they have reached a period of inactivity for which it is probable that they will not return to a specific game. We use judgment to set a minimum period of inactivity to distinguish between active users and those that are deemed inactive at the date of evaluation which is currently determined as 30 days after last login date. Based on the actual expired lifespans and projection for active players, we then project an average expected lifespan term of the population.

We use a statistical estimation model to arrive at the average playing period of the paying users for each platform. As at June 30, 2021 and 2020 player lifespan for Hero Wars averages 23 and 19 months respectively.

The estimated player lifespan in our other games as at June 30, 2021 and 2020 averages 25 months and 40 months respectively.

Had there been no change in the estimated players lifespans as at June 30, 2021 as compared with June 30, 2020, the revenue for the six months ended June 30, 2021 would have been higher by an amount of 64,453 and the profit before tax for the six months ended June 30, 2021 (also taking into consideration the effects of estimated players lifespans on platform commissions) would have been higher by an amount of 45,663.

Short-term leases and leases of low-value assets

The standard includes two recognition exemptions for lessees — leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less).

The Group does not apply the short-term lease recognition exemption to its short-term leases of office premises (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Lease payments on such short-term leases are recognized as a right-of- use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

Immaterial error

During the first quarter of 2021, the Group identified an omission related to the calculation of withholding tax in Brazil and Taiwan. In accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, the Group evaluated the materiality of the errors from both a quantitative and qualitative perspective, and concluded that the omissions were immaterial to the Group’s prior period consolidated financial statements. Since these revisions were not material to any prior period interim or annual consolidated financial statements, no amendments to previously filed reports are required, and the comparative data for the year ended December 31, 2020 is corrected in these interim condensed consolidated financial statements. Consequently, as at and for the year ended December 31, 2020, the correction of the errors resulted in an increase in Revenue from sales of virtual goods of 463 (Taiwan withholding tax) and an increase in Corporate income tax expense by 844 (Taiwan and Brazil withholding tax) with the respective increase in Tax liabilities by 289 and the decrease of Trade and other payables by 97 and Trade and other receivables by 189.

For the six months ended June 30, 2020 the correction of the errors resulted in an increase in Revenue from sales of virtual goods of 175 (Taiwan withholding tax) and an increase in Corporate income tax expense by 389 (Taiwan and Brazil withholding tax) with the respective increase in Tax liabilities by 134 and decrease in Trade and other receivables by 121 and the decrease of Trade and other payables by 41.

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020

(in thousands of US$ unless stated otherwise)

For the three months ended June 30, 2020 the correction of the errors resulted in an increase in Revenue from sales of virtual goods of 77 (Taiwan withholding tax) and an increase in Corporate income tax expense by 209 (Taiwan and Brazil withholding tax).

Seasonality

Our business experiences the effects of seasonality. We usually experience certain decreases in the efficiency of our marketing and user acquisition towards the end of the year as a result of competition for those same users from retail advertising campaigns during Halloween, Thanksgiving and Christmas. We typically benefit from the increased efficiency in this respect during the first quarter of each year. To address seasonality, our strategy is to (i) decrease the intensity of our user acquisition and marketing campaigns towards the end of the year; (ii) only utilize those channels and instruments that we believe are less saturated with the competing marketing campaigns; and (iii) increase the intensity of our user acquisition and marketing activities in the first quarter of each year. Furthermore, we usually experience decreased retention of our users during the summer months, as players tend to spend less time in-game compared to other seasons.

5.	Segment reporting

We operate through one operating segment with one business activity: development and publishing of online games for mobile, web and social platforms, including Hero Wars, Island Experiment, Throne Rush and other. The financial information reviewed by our Chief Operating Decision Maker, which is our CEO, is included within one operating segment for purposes of allocating resources and evaluating financial performance.

We disclose the geographical distribution of our revenue in Note 6. We do not have the ability to track revenue deferrals on a by country basis. Therefore we applied average deferral rate to in-game purchases disaggregated by geography.

6.	Revenue

The following table summarizes revenue from contracts with customers for the three and six months ended June 30, 2021 and 2020:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
In-game purchases	185,481	114,427	102,710	59,498
Advertising	10,852	7,608	6,934	3,762
Total	196,333	122,035	109,644	63,260

The amount of 113,520 recognized as in-game purchases revenue during the six months ended June 30, 2021 (six months ended June 30, 2020: 45,421) was included in the balance of deferred revenue as at January 1, 2021 and 2020 respectively (for details see Note 18).

The following table set forth revenue disaggregated based on geographical location of our payers:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
Geographic location
US	63,793	48,650	34,849	25,796
Europe	44,589	27,665	23,682	14,138
FSU*	25,539	18,635	13,904	9,059
Asia	45,066	17,035	26,786	9,005
Other	17,346	10,050	10,423	5,262
Total	196,333	122,035	109,644	63,260

*	Former Soviet Union countries includes Russia, Ukraine, Georgia, Belorussia, Uzbekistan, Armenia, Azerbaijan, Kazakhstan, Kyrgyzstan, Moldova, Turkmenistan, Tajikistan, Latvia, Lithuania and Estonia.

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020

(in thousands of US$ unless stated otherwise)

98% of the Group’s total revenues for the six months ended June 30, 2021 was generated by Hero Wars game title (97% — for the six months ended June 30, 2020).

98% of the Group’s total revenues for the three months ended June 30, 2021 was generated by Hero Wars game title (98% — for the three months ended June 30, 2020).

7.	Game operation cost

Game operation cost consists mainly of employee benefits expenses in comparison with prior periods due to the acquisition of Russian companies, which previously provided technical support services to the Company. The following table summarizes game operation cost for the three and six months ended June 30, 2021 and 2020:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
Technical support services	(2,548)	(6,847)	(855)	(3,413)
Employee benefits expenses	(5,611)	(404)	(3,367)	(199)
	(8,159)	(7,251)	(4,222)	(3,612)

Technical support mainly relates to maintenance and upgrades of the Group’s software applications provided by a third party.

8.	Selling and marketing expenses

Selling and marketing expenses consist mainly of expenses to attract new users through advertising. The following table summarizes selling and marketing expenses for the three and six months ended June 30, 2021 and 2020:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
Advertising costs	(154,634)	(72,976)	(90,190)	(30,785)
Employee benefits expenses	(838)	(377)	(555)	(188)
	(155,472)	(73,353)	(90,745)	(30,973)

Advertising costs increased in 2021 in comparison with the respective periods of 2020 due to the higher involvement of advertising and marketing campaign. In the second quarter of 2021 there was a higher targeting cost to stimulate new bookings, which is the main reason the expense is higher than in the first quarter of 2021.

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020

(in thousands of US$ unless stated otherwise)

9.	General and administrative expenses

The following table summarizes general and administrative expenses for the three and six months ended June 30, 2021 and 2020:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
Employee benefits expenses	(2,696)	(450)	(1,618)	(248)
Professional fees	(3,401)	(36)	(1,994)	(7)
Other operating expenses	(1,541)	(77)	(1,217)	(50)
	(7,638)	(563)	(4,829)	(305)

10.	Taxation

The Group recognized income tax expense in the amount of 554 for the six months ended June 30, 2021 (six months ended June 30, 2020: 389). Tax expense recognized for the three months ended June 30, 2021 amounted 370 (three months ended June 30, 2020: 209)

In accordance with the Cypriot tax rules the companies shall use their financial reporting in accordance with IFRS as tax records with certain insignificant exceptions. As a result, the Company has no material temporary differences between the tax and accounting bases of assets and liabilities and consequently no material deferred tax effect resulting from such differences. Under certain conditions interest income of 0 (7 for the six months ended June 30, 2020) may be subject to defence contribution at the rate of 30%. In such cases this interest will be exempt from corporation tax. No interest income for the three months ended June 30, 2021 and 2020 existed. In certain cases, dividends received from abroad may be subject to defence contribution at the rate of 17%.

The applicable tax rate used for reconciliation is 12.5%.

(a)	Cyprus IP box regime

In 2012, the government of Cyprus introduced a regime applicable to Intellectual Property (IP). The provisions of the IP regime allow for an 80% deemed deduction on royalty income and capital gains upon disposal of IP, owned by Cypriot resident companies (net of any direct expenses and amortization provisions over a 5-year period). Companies benefiting from the IP regime may apply its provisions until June 30, 2021, if the IP assets either generated income or their development was completed as at June 30, 2016. The effective tax rate on eligible IP income could be as low as 2.5%. In case a loss arises instead of profit, the amount of loss that can be set off is limited to 20%. The respective tax loss can be carried forward and utilized for the period of 5 years. Ending of the IP Box regime on June 30, 2021 does not affect the amounts of current or deferred income taxes recognized at June 30, 2021. However, this change will increase the Group’s future applicable tax rate accordingly.

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020

(in thousands of US$ unless stated otherwise)

(b)	Reconciliation of effective tax rate

The reconciliation of the effective tax rate to a statutory tax rate is presented in a table below:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
(Loss)/profit before tax	(31,241)	4,508	(19,638)	10,618
Tax calculated at the applicable tax rates	3,821	(567)	2,360	(1,342)
Effect of different tax rates in other countries	(52)	(4)	(64)	(16)
Tax effect of expenses not deductible for tax purposes and non-taxable income	230	262	350	262
Tax effect of deductions under special tax regimes	(3,353)	13	(2,235)	687
Tax effect of tax losses brought forward	(675)	296	(455)	409
Overseas tax in excess of credit claim used during the period	(525)	(389)	(326)	(209)
Income tax expense	(554)	(389)	(370)	(209)

(c)	Uncertainty over the income tax treatment and unrecognized deferred tax asset

Starting from January 1, 2019 the Company has changed its tax reporting principles, judgements and estimates in a few areas including, among others, revenue recognition for in-game purchases and software development costs, which resulted in a substantial amount of revenues related to in-game purchases made by Company’s consumers in 2019 being deferred to 2020 and beyond (see Notes 4 and 18 for details). Consequently, the Company has booked a substantial tax loss in 2019 and in 2021 to date as opposed to moderate profits recorded in the prior periods.

These new principles and estimates in respect of the tax records have not yet been assessed or approved by the tax authorities, therefore we have no assurance as to whether they will be accepted by the relevant tax authorities. There also can be no assurance that the accounting treatment of certain transactions under IFRS as accepted by the Company like share-based payments, indirect taxes etc. will not be challenged by the relevant tax authorities. The Company has not recognized any tax expense in respect of these uncertainties as it believes that its tax records are in compliance with the existing laws and regulations and that its accruals for tax liabilities are sufficient and adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience.

Overseas tax in excess of credit claims used during the year represents withholding income tax charges imposed in respect of the Group’s bookings in certain jurisdictions where the Group’s customers are located.

As at June 30, 2021 the Group did not recognize a deferred tax asset of 1,706 resulting from the tax losses comprised of reported in 2019 because of the uncertainties described above as well as tax losses incurred in 2020 and during the six months ended June 30, 2021 (December 31, 2020 — 1,031). Tax losses for which no deferred tax asset was recognized expire in 2025.

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020

(in thousands of US$ unless stated otherwise)

11.	Dividends

The following dividends were declared and paid by the Company:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
Dividends unpaid as at January 1, (April 1)	2,592	88	2,183	—
Dividends declared, per share US$2,505 (2020: 403)	50,000	8,062	50,000	4,987
Dividends paid	(50,534)	(8,187)	(50,230)	(4,947)
Effect of foreign exchange rates	(16)	37	89	(40)
Dividends unpaid as at June 30	2,042	—	2,042	—

The Cypriot law requires companies established under the laws of Cyprus to pay dividends out of available distributable profits. Profits in the legal sense are construed on principles different from IFRS. Management of the Company determined the amount of the distributable profits of the Company as at the dates of dividends declaration in accordance with the applicable law, ensuring the availability of funds for covering all potential and contingent liabilities and taking into account that deferred revenue, appearing on the balance sheet as a liability do not constitute liability in the legal sense but they are in essence a postponement in the recognition of revenue.

12.	Property and equipment

During the six months ended June 30, 2021, the Group acquired property and equipment with a cost of 449 (six months ended June 30, 2020: 49). Property and equipment with a cost of 475 was acquired in the process of acquisition of subsidiaries. No assets were disposed of by the Group during the six months ended June 30, 2021 (six months ended June 30, 2020: 0).

13.	Loans receivable

On October 1, 2018, the Company entered into a loan agreement with its shareholder Boris Gertsovsky, for the total amount of € 240,000 (US$ 278,000) with an annual interest rate of 2%. In December 2019 € 85,000 (US$ 95,000) were repaid. The loan was fully repaid on April 23, 2020.

On July 30, 2019, the Company entered into a loan agreement with its shareholder, Boris Gertsovsky, for the total amount of €300,000 (US$ 327,000). The loan was provided interest-free and was fully repaid on July 24, 2020. The difference between the nominal amounts of the loans and their fair value was insignificant.

On October 30, 2019, the Company entered into a loan agreement with its shareholder Boris Gertsovsky, for the total amount of €10,000 (US$ 11,000). The loan was provided interest free with outstanding balance of 8 as at December 31, 2020 and was fully repaid on February 12, 2021.

On May 8 and 25, 2021, the Company entered into a loan agreement with its related party Nexters Inc for the total amount of €153,000 and US$ 100,000 (US$ 286,308). The loan was provided interest free with an outstanding balance of 282 as at June 30, 2021.

The exposure of the Group to credit risk is reported in Note 21 to these interim condensed consolidated financial statements.

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020

(in thousands of US$ unless stated otherwise)

14.	Lease

	Right-of-use assets	Lease liabilities
Balance at January 1, 2021	1,044	1,111
Additions	1,706	1,706
Depreciation	(829)	—
Interest expense	—	50
Payments	—	(990)
Effect of foreign exchange rates	—	(35)
Balance at June 30, 2021	1,921	1,842
Lease liabilities – current		1,274
Lease liabilities – non-current		568

	Right-of-use assets	Lease liabilities
Balance at January 1, 2020	71	70
Additions	1,236	1,236
Depreciation	(91)	—
Interest expense	—	27
Payments	—	(269)
Effect of foreign exchange rates	—	52
Balance at June 30, 2020	1,216	1,116
Lease liabilities – current		378
Lease liabilities – non-current		738

The amounts recognized in the interim condensed consolidated statement of profit or loss and other comprehensive income other than depreciation in relation to leases are presented in the table below:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
Expense relating to low-value leases	8	5	5	—
Interest expense on lease liabilities	50	27	26	19
	58	32	31	19

On June 1, 2019 the Group entered into a new lease agreement for office spaces with a new owner. The lease runs for two years, with an option of renewal after that date subject to the adjustment of the lease payments to the market conditions. On May 5, 2021 the new lease agreement was concluded for the same office spaces. The lease agreement was concluded for two years, with an option of renewal after that date subject to the adjustment of the lease payments to the market conditions. As the market conditions at the lease expiration date cannot be reliably estimated as at the reporting date management decided not to account for the lease renewal option while determining the amount of right-of-use assets and lease liabilities.

On March 24, 2020 the Group entered into a new lease agreement over office spaces with a new owner. The lease runs for 5 years, with an option of obtaining a discount while paying in lumpsum for the whole year. As the Group already makes such payments and received the discount for the first year, management decided to account for this option while determining the amount of right-of-use assets and lease liabilities for the first year of the lease.

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020

(in thousands of US$ unless stated otherwise)

On February 3, 2021 the Company acquired two Russian game development studios which had several lease agreements for different floors of the office building in Moscow. As these contracts were entered into near the same time with the same counterparty, the contracts are combined as a single contract. The Company determines the commencement date as February 3, 2021, which is considered to be an effective acquisition date.

The Group measures the lease liability at the present value of the remaining lease payments as if the acquired lease were a new lease at the acquisition date. The Group measures the right-of-use asset at the same amount as the lease liability.

Total cash outflow for leases recognized in the interim condensed consolidated statement of cash flows is presented below:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
Cash outflow for leases	940	242	390	142
Cash outflow for short-term and low-value leases	—	4	—	—
Total cash outflow for leases	940	246	390	142

All lease obligations are denominated in € and RUB. The rate of 3% per annum was used as the incremental borrowing rate for the offices in Cyprus and 7.5% for the office in Moscow.

15.	Trade and other receivables

	June 30, 2021	As restated, December 31, 2020	As previously reported, December 31, 2020
Trade receivables	62,274	30,720	30,909
Deposits and prepayments	1,709	2,045	2,045
Other receivables	899	209	209
Total	64,882	32,974	33,163

The Group does not hold any collateral over the trading receivables balances.

The fair values of trade and other receivables approximate their carrying amounts as presented above. Trade receivables balance as at June 30, 2021 increased significantly in comparison with that of December 31, 2020 due to overall increase in Group’s operating activity.

The exposure of the Group to credit risk and impairment losses in relation to trade and other receivables is reported in Note 21 to these interim condensed consolidated financial statements.

The amount of ECL in respect of trade and other receivables as at June 30, 2021 and December 31, 2020 is not significant.

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020

(in thousands of US$ unless stated otherwise)

16.	Trade and other payables

	June 30, 2021	As restated, December 31, 2020	As previously reported, December 31, 2020
Trade payables	20,899	9,793	9,793
Provision for indirect taxes	6,060	3,753	3,850
Dividends payable	2,042	2,592	2,592
Accrued salaries, bonuses, vacation pay and related taxes	5,361	866	2,050
Accrued professional services	1,744	1,184	—
Other payables	318	1,314	1,314
Total	36,424	19,502	19,599

Trade payables balance as at June 30, 2021 increased in comparison with that of December 31, 2020 due to the increased advertising expense to attract new users in the first and second quarters of 2021.

The exposure of the Group to liquidity risk in relation to financial instruments is reported in Note 21.

17.	Loans and borrowings

On August 1, 2018, Flow Research S. L. entered into a loan agreement with Empathy International S. A., for the total amount of €40,000 (US$ 47,000). The loan was further assigned on October 30, 2018 to Boris Gertsovsky (as transferee). The loan was provided interest free with a balance of 49 as at December 31, 2020 and was fully repaid in April 2021.

18.	Deferred revenue and deferred platform commission fees

As at June 30, 2021, deferred revenue is expected to be recognized over a term of calculated average playing period of the paying users (for details see Note 4).

Deferred revenue is associated with the portion of in-game purchases revenue that is recognized over time.

The text below summarizes the change in deferred revenue and platform commission fees for six months ended June 30, 2021 and 2020.

Based on the estimations described in Note 4, the Group’s revenue recognized during the period of six months ended June 30, 2021 is 139,792 (six months ended June 30, 2020 — 74,794) and deferred the amount of 211,514 (June 30, 2020 — 160,634).

The Group’s platform commission recognized during the period of six months ended June 30, 2021 is 41,724 (six months ended June 30, 2020 — 23,838) and deferred the amount of 57,389 (June 30, 2020 — 49,788).

The increase in the amounts of deferred revenue and platform commission as at June 30, 2021 compared to December 31, 2020 is mostly due to an increase in the in-game purchases (for details see Note 6) and in the lifespans (for details see Note 4).

19.	Related party transactions

As at June 30, 2021 the Company’s key shareholders are Everix (registered in British Virgin Islands) which owns 43.35% (December 31, 2020 — 43.35%), and Andrey Fadeev and Boris Gertsovsky, each owning 23.175% (December 31, 2020 — 23.175%) of the issued share capital.

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020

(in thousands of US$ unless stated otherwise)

The transactions and balances with related parties are as follows:

(i)	Directors’ remuneration

The remuneration of Directors and other members of key management was as follows:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
Directors’ and other members of key management’s remuneration	558	265	325	143
	558	265	325	143

(ii)	Loans to shareholders

	June 30, 2021	December 31, 2020
Loan to Boris Gertsovsky	—	8
Loans to Nexters Inc	282	—
	282	8

The loan to Boris Gertsovsky was provided interest free, and there was no specified repayment date. The loans to Nexters Inc were provided interest free for the period of one year (see details in Note 13).

(iii)	Loans from shareholders

	June 30, 2021	December 31, 2020
Short-term loan from Boris Gertsovsky	—	49
	—	49

20.	List of subsidiaries

Set out below is a list of subsidiaries of the Group.

	Ownership Interest June 30, 2021%	Ownership Interest December 31, 2020%
Name
Topland Management Ltd	—	100
Flow Research S.L.	100	100
NX Online LLC	100	—
NX Studio LLC	100	—
NHW Ltd	100	—

Topland Management Ltd

Topland Management Ltd was incorporated in the British Virgin Islands on December 7, 2010. The registered office of the company is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. The company has been liquidated on February 19, 2021.

Flow Research S.L.

Flow Research S.L. was incorporated in Barcelona, Spain, on November 10, 2017. The registered office of the company is at CL Fontanella 4, Orihuela Alicante, 03189 Spain. The company’s principal activities are creative design of online games.

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020

(in thousands of US$ unless stated otherwise)

NX Studio LLC

NX Studio LLC was incorporated in Moscow, Russian Federation on July 7, 2015. The registered office of the company is Zemlyanoy lane, 50A Building 2, 109028, Moscow. The company’s principal activities are game development. NX Studio LLC was renamed to Nexters Studio LLC in June of 2021.

NX Online LLC

NX Online LLC was incorporated in Moscow, Russian Federation on January 29, 2020. The registered office of the company is Zemlyanoy lane, 50A Building 2, 109028, Moscow. The company’s principal activities are technical support for the online gaming. NX Online LLC was renamed to Nexters Online LLC in June of 2021.

NHW Ltd

NHW Ltd is a company registered in accordance with the laws of the Republic of Cyprus. The registered office of the company is Faneromenis, 107, P.C. 6031, Larnaca, Cyprus. The company’s principal activities are publication and testing of program applications.

21.	Financial instruments — fair values and risk management

A.	Accounting classifications

The following table shows the carrying amounts of financial assets and financial liabilities as at June 30, 2021 and December 31, 2020. For all the Group’s financial assets and financial liabilities their carrying amounts are reasonable approximations of their fair values.

The comparative data for the year ended December 31, 2020 was corrected in these interim condensed consolidated financial statements as stated in Note 4.

Financial assets are as follows:

	June 30, 2021	As restated, December 31, 2020	As previously reported, December 31, 2020
Financial assets at amortized cost
Trade receivables	62,274	30,719	30,909
Cash and cash equivalents	40,898	84,557	84,557
Loans receivable	282	8	8
Total	103,454	115,284	115,474

Financial liabilities are as follows:

	June 30, 2021	As restated, December 31, 2020	As previously reported, December 31, 2020
Financial liabilities not measured at fair value
Loans from shareholders	—	49	49
Lease liabilities	1,842	1,111	1,111
Trade and other payables	36,424	19,502	19,599
Total	38,266	20,662	20,759

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020

(in thousands of US$ unless stated otherwise)

B.	Financial risk management

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the Group’s activities.

The Group has exposure to the following risk arising from financial instruments:

(i)	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date. The Group’s credit risk arises predominantly from trade receivables and is concentrated around key platforms, through which the Group is distributing online games. As at June 30, 2021 and December 31, 2020 the largest debtor of the Group constituted 40% and 28% of the Group’s Trade and other receivables and the 3 largest debtors of the Group constituted 76% and 73% of the Group’s Trade and other receivable respectively.

Credit risk related to trade receivables is considered insignificant, since almost all sales are generated through major companies, with consistently high credit ratings. These distributors pay the Group monthly, based on sales to the end users. Payments are made within 3 months after the sale to the end customer. The distributors take full responsibility for tracking and accounting of end customer sales and send to the Group monthly reports that show amounts to be paid. The Group does not have any material overdue or impaired accounts receivable.

The carrying amount of financial assets as restated represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	June 30, 2021	December 31, 2020	As previously reported, December 31, 2020
Loans receivables from related parties	282	8	8
Trade receivables	62,274	30,719	30,909
Cash and cash equivalents	40,898	84,557	84,557

Expected credit loss assessment for corporate customers as at June 30, 2021 and December 31, 2020

The Group allocates each exposure a credit risk grade based on data that is determined to be predictive of the risk of loss (including but not limited to external ratings, audited financial statements, management accounts, and cash flows projections) and applying experienced credit judgement.

Trade and other receivables

The ECL allowance in respect of Trade and other receivables is determined on the basis of the LTECL. The Group uses the credit rating for each of the large debtors where available or makes its own judgement as to the credit quality of its debtors based on their most recent financial reporting or the rating assigned to their country of incorporation. After assigning the credit rating to each of the debtors the Group determines the PD and LGD based on the data published by the internationally recognized rating agencies. The determined amounts of allowances for ECL for each of the debtors are then adjusted for the forecasted macroeconomic factors, which include the forecasted unemployment rate in each of the countries where the debtors are incorporated and forecasted growth rate of the global gaming market from publicly available sources. ECL in respect of Trade and other receivables is insignificant as at June 30, 2021 and December 31, 2020.

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020

(in thousands of US$ unless stated otherwise)

Cash and cash equivalents

The cash and cash equivalents are held with financial institutions, which are rated B- to A based on Fitch’s ratings.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. Therefore, no impairment allowance was recognized as at June 30, 2021 and December 31, 2020.

(ii)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables.

The following are the contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting agreements.

	Carrying amounts	Contractual cash flows	3 months or less	Between 3 – 12 months	Between 1 – 5 years
June 30, 2021
Non-derivative financial liabilities
Obligations under finance leases	1,842	1,897	551	753	593
Trade and other payables	36,424	36,424	36,424	—	—
	38,266	38,321	36,975	753	593

	Carrying amounts as previously reported	Carrying amounts	Contractual cash flows	3 months or less	Between 3 – 12 months	Between 1 – 5 years
December 31, 2020
Non-derivative financial liabilities
Obligations under leases	1,111	1,111	1,167	32	288	847
Trade and other payables	19,599	19,502	19,502	19,502	—	—
Loans from shareholders	49	49	49	—	49	—
	20,759	20,662	20,718	19,534	337	847

(iii)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and/or equity prices will affect the Group’s income or the value of its holdings of financial instruments.

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020

(in thousands of US$ unless stated otherwise)

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(iv)     Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Group’s functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Euro and the Russian Ruble. The Group’s management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.

The Group’s exposure to foreign currency risk was as follows:

	Euro	Russian Ruble
June 30, 2021
Assets
Loans receivable	182	—
Trade and other receivables	10,936	3,163
Cash and cash equivalents	18,551	1,309
	29,669	4,472
Liabilities
Lease liabilities	(875)	(967)
Trade and other payables	(1,766)	(1,573)
	(2,641)	(2,540)
Net exposure	27,028	1,932

	Euro	Russian Ruble
December 31, 2020
Assets
Loans receivable	8	—
Trade and other receivables	9,661	2,649
Cash and cash equivalents	11,404	741
	21,073	3,390
Liabilities
Lease liabilities	(1,111)	—
Trade and other payables	(5,811)	(3)
Loans and borrowings	(49)	—
	(6,971)	(3)
Net exposure	14,102	3,387

Sensitivity analysis

A reasonably possible 10% strengthening or weakening of the United States Dollar against the following currencies at June 30, 2021 and December 31, 2020 would have increased (decreased) equity and profit or loss by the amounts shown below.

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020

(in thousands of US$ unless stated otherwise)

This analysis assumes that all other variables, in particular interest rates, remain constant.

	Strengthening of USD by 10%	Weakening of USD by 10%
June 30, 2021
Euro	(2,703)	2,703
Russian Ruble	(193)	193
	(2,896)	2,896

	Strengthening of USD by 10%	Weakening of USD by 10%
December 31, 2020
Euro	(1,410)	1,410
Russian Ruble	(339)	339
	(1,749)	1,749

22.    Share-based payments

Nexters Long-Term Incentive Plan

In 2016 we adopted a Long-Term Incentive Plan (“LTIP”). Under this LTIP key employees of the Group and key employees of the Group’s service provider (“non-employees”) received remuneration in the form of share options, whereby they render services as consideration for equity instruments. Within current LTIP several tranches of share-based options for Class A shares and Class B shares were issued:

		No. of options
Class of shares	Grant Date	granted		Vesting period	Vesting conditions
Class A	10.01.2016	1,100		2016 – 2019	Service condition
Class B	01.01.2019	660		2019	Service condition
Class B complex vesting	01.01.2019	1,300		2027	Service condition, performance non- market condition
Complex conditional upon listing	18.11.2020	—	*	2021	Service condition, performance non- market condition
Total share options granted as at June 30, 2021		3,060		—	—

*	Options granted refer to new entity shares after the proposed transaction and are not considered in the amounts in the table above (max. amount 100,000 options)

We recorded share-based payments expense in general and administrative expenses and game operation cost of our interim condensed consolidated statement of profit or loss and other comprehensive income. The table below summarized the share-based payments expense within three and six months ended June 30, 2021 and 2020:

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020

(in thousands of US$ unless stated otherwise)

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
Class B complex vesting	—	24	—	12
Complex conditional upon listing	705	—	315	—
Total recorded expenses	705	24	315	12
therein recognized:
within Game operation cost	—	12	—	6
within General and administrative expenses	705	12	315	6

In relation to the share-based payment expense for six months ended June 30, 2020 we recognized the increase in Other reserves of 24 as it corresponds to the equity settled portion of the share options and 306 in liabilities as it corresponds to the dividends protection feature of the share options.

In relation to the share-based payment expense for six months ended June 30, 2021 we recognized the increase in Other reserves of 73 as it corresponds to the equity settled portion of the share options and 632 in liabilities as it corresponds to non-share-based cash alternative and 254 in liabilities as it corresponds to the dividends protection feature of the share options.

Class B complex vesting (performance-based awards)

Under the current LTIP Class B share options were granted to one employee and one non-employee on January 1, 2019 with a service condition and a special performance-based non-market vesting condition (net income thresholds per management accounts). The contractual term of the options is 10 years. We estimate the fair value of granted awards using a Monte Carlo Simulation method, which takes into account assumptions such as the expected volatility, the risk-free interest rate based on the contractual term of the award and expected dividend yield.

The options were accounted for in the current year according to a vesting period and the assessment of performance conditions achievement. For the purposes of the valuation each performance condition threshold is treated as a separate option with a separate valuation of the vesting period. Based on the evaluation at the grant date the respective options that have nil FV and are not projected as to be reachable we consider it unlikely that these options will vest.

The following table presents fair value per one option and related parameters used to estimate the fair value of our options at the grant date:

January 1, 2019
Evaluation date (grant date)
Equity value, US$ mln	132
Expected volatility	41.00%
Dividend yield	6.80%
Proxy net income indicator	0.041201
Discount for Lack of Marketability*	8.40%
Total FV for 1,300 complex options	1,157.20

*— applied to the result of fair value estimation

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020

(in thousands of US$ unless stated otherwise)

The table below summarizes the expenses recognized in relation to the above-mentioned options:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
Expenses in relation to fulfilled condition	—	24	—	12
Total recorded expenses	—	24	—	12

Complex conditional upon listing

Under the current LTIP share options in the entity surviving the proposed transaction as described in Note 24 were granted to one employee on November 18, 2020 with a service condition and a series of special performance-based non-market vesting conditions related to the listing. The contractual term of the options is 2 years. Since the agreement contains a clause that grants an employee the discretion of receiving cash consideration or options we treat the following agreement as a compound financial instrument that includes both a liability and an equity component.

We estimate the fair value of cash consideration first and estimate the fair value of the equity component consequently. The fair value of cash consideration is estimated as nominal value of related cash payments at assumed vesting date. We estimate the fair value of granted awards using Black-Scholes-Merton pricing model taking into account the terms and conditions on which the options were granted and accounted for in the current year.

The following table presents fair value per one option and related assumptions used to estimate the fair value of equity component of our options at the grant date:

	November 18,	November 18,
	2020	2020
Evaluation date (grant date)
Vesting period	12m	8m
Market price, $	9.91	9.91
Strike price, $	10.00	10.00
Expected volatility	34.8%	34.8%
Dividend yield	0.0%	0.0%
Risk-free interest rate	0.11%	0.11%
Discount for Lack of Marketability	N/A	N/A
FV of option, $	1.34	1.11

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020

(in thousands of US$ unless stated otherwise)

The options were accounted for in current year according to the vesting period and the assessment of performance conditions achievement. For the purposes of the valuation each performance condition threshold is treated as a separate option with a separate valuation of vesting period. The table below summarizes the expenses recognized in relation to the abovementioned options:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
Expenses in relation to yet unfulfilled performance conditions	705	—	315	—
Total recorded expenses	705	—	315	—

23.     Commitments and contingencies

Taxation

Though we generally are not responsible for taxes generated on games accessed and operated through third-party platforms, we are responsible for collecting and remitting applicable sales, value added, use or similar taxes for revenue generated on games accessed and operated on our own platforms and/or in countries where the law requires the game publishers to pay such taxes even if games are made available for users through third-party platforms. Furthermore, an increasing number of U.S. states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. This is also the case in respect of the European Union, where value added taxes or digital services taxes may be imposed on companies making digital sales to consumers within the European Union. Additionally, the Supreme Court of the United States recently ruled in South Dakota v. Wayfair, Inc. et al, or Wayfair, that online sellers can be required to collect sales and use tax despite not having a physical presence in the state of the customer. In response to Wayfair, or otherwise, a number of U.S. states have already begun imposing such obligations, and other U.S. states or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect and remit taxes on sales in their jurisdictions. In addition, as taxation of IT industries is rapidly developing there is a risk that various tax authorities may interpret certain agreements or tax payment arrangements differently than the Company (including identification of the taxpayer and determination of the tax residency). A successful assertion by one or more U.S. states or other countries or jurisdictions requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently collect some taxes, could result in substantial liabilities, including taxes on past sales, as well as interest and penalties, and could create significant administrative burdens for us or otherwise harm our business.

We believe that these interim condensed consolidated financial statements reflect our best estimate of tax liabilities and uncertain tax positions, which are appropriately accounted for and(/or) disclosed in these interim condensed consolidated financial statements.

Insurance

The Group holds no insurance policies in relation to its operations, or in respect of public liability or other insurable risks like risks associated with cybersecurity. There are no significant physical assets to insure. Management has considered the possibility of insurance of various risks but the cost of it outweighs the benefits in management’s view.

Data privacy and security

We collect, process, store, use and share data, some of which contains personal information, including the personal information of our players. Our business is therefore subject to a number of federal, state, local and foreign laws, regulations, regulatory codes and guidelines governing data privacy, data protection and security, including with respect to the collection, storage, use, processing, transmission, sharing and protection of personal information. Such laws, regulations, regulatory codes, and guidelines may be inconsistent across jurisdictions or conflict with other rules.

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020

(in thousands of US$ unless stated otherwise)

The scope of data privacy and security regulations worldwide continues to evolve, and we believe that the adoption of increasingly restrictive regulations in this area is likely within the United States and other jurisdictions. Further, the European Union, Cyprus, and United Kingdom have adopted comprehensive data protection and security laws. The European Union’s Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation), or the GDPR, which became effective in May 2018, and the U.K. GDPR, each as supplemented by national laws, (collectively, Applicable Data Protection Laws) impose strict requirements on controllers and processors of personal data in the European Economic Area, or EEA, and the United Kingdom, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, and shortened timelines for data breach notifications. Applicable Data Protection Laws create new compliance obligations applicable to our business and some of our players, which could require us to self-determine how to interpret and implement these obligations, change our business practices and expose us to lawsuits (including class action or similar representative lawsuits) by consumers or consumer organizations for alleged breach of data protection laws and the risk of significant reputational damage. Applicable Data Protection Laws increase financial penalties for noncompliance (including possible fines of up to 4% of global annual revenues for the preceding financial year or €20 million, or £17.5 million in the United Kingdom, (whichever is higher) for the most serious violations).

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to players or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims (including class actions), or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our players to lose trust in us, and otherwise materially and adversely affect our reputation and business.

Cybersecurity

Our information technology may be subject to cyber-attacks, viruses, malicious software, break-ins, theft, computer hacking, employee error or malfeasance or other security breaches. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks. Our systems and the data stored on those systems may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems and the data stored on those systems, and the data of our business partners. We do not maintain insurance policies covering losses relating to cybersecurity incidents, which may increase any potential harms that the business may suffer from a cyber-attack. We may be unable to cover all possible claims stemming from security breaches, cyberattacks and other types of unlawful activity, or any resulting disruptions from such events, and we may suffer losses that could have a material adverse effect on our business.

Regulatory environment

In December 2017, Apple updated its terms of service to require publishers of applications that include “loot boxes” to disclose the odds of receiving each type of item within each loot box to customers prior to purchase. Google similarly updated its terms of service in May 2019. Loot boxes are a commonly used monetization technique in free-to-play mobile games in which a player can acquire a virtual loot box, but the player does not know which virtual item(s) he or she will receive (which may be a common, rare or extremely rare item, and may be a duplicate of an item the player already has in his or her inventory) until the loot box is opened.

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020

(in thousands of US$ unless stated otherwise)

In addition, there are ongoing academic, political and regulatory discussions in the United States, Europe, Australia and other jurisdictions regarding whether certain game mechanics, such as loot boxes, should be subject to a higher level or different type of regulation than other game genres or mechanics to protect consumers, in particular minors and persons susceptible to addiction, and, if so, what such regulation should include. Additionally, after being restricted in Belgium and the Netherlands, the United Kingdom House of Lords has recently issued a report recommending that loot boxes be regulated within the remit of gambling legislation and regulation.

In some of our games, certain mechanics may be deemed to be loot boxes. New regulations by the international jurisdictions, which may vary significantly across jurisdictions and with which we may be required to comply, could require that these game mechanics be modified or removed from games, increase the costs of operating our games due to disclosure or other regulatory requirements, impact player engagement and monetization, or otherwise harm our business performance. It is difficult to predict how existing or new laws may be applied to these or similar game mechanics. If we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our games, which would harm our business, financial condition, and results of operations. In addition, the increased attention focused upon liability issues because of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred because of this potential liability could harm our business, financial condition or results of operations.

Implications of COVID-19

On March 11, 2020, the World Health Organization declared the Coronavirus COVID-19 outbreak to be a pandemic in recognition of its rapid spread across the globe. Many governments have taken and continue to take stringent steps to help contain and/or delay the spread of the virus, including: requiring self- isolation/ quarantine by those potentially affected, implementing social distancing measures, and controlling or closing borders and “locking-down” cities/regions or even entire countries. These measures slowed down and will likely continue to impact both the Cyprus and world economies. As at the date of issuance of the financial statements, the Company is not aware of any specific event or circumstance related to COVID-19 that would require it to update its estimates or judgments or adjust the carrying value of its assets or liabilities. Our liquidity analysis based on our recent performance and current estimates shows that we have adequate resources to finance our operations for the foreseeable future.

24. Events after the reporting period

Announcement of merger with Kismet Acquisition One Corp

On February 1, 2021, the Company entered into a definitive agreement to combine with Kismet Acquisition One Corp. (Nasdaq: KSMTU) (“Kismet”) through a combination of stock and cash financing (“the Transaction”). On July 16, 2021, Kismet Acquisition One Corp., Kismet Sponsor Limited and Nexters Inc. entered into the PIPE subscription agreements with certain entities affiliated with Mubadala and VPE Capital. The proceeds of the PIPE subscription financing counted toward the satisfaction of the $100 million minimum cash closing condition contained in the Business Combination Agreement, and change the “Outside Date” for the parties to consummate the Proposed Transactions to September 30, 2021.

The Transaction was closed on August 26, 2021 under the following key terms:

•	Nexters Inc was established as a holding company of the Group

•	Nexters Inc shares and warrants related to its shares started to trade on NASDAQ on August 27, 2021

NEXTERS GLOBAL LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and June 30, 2020

(in thousands of US$ unless stated otherwise)

•	The shareholders of Nexters Global Inc received consideration in the form of:

a.) 89.9% of Nexters Inc outstanding shares and

b.) the cash in the amount of 57,122 (subject to adjustment based on the actual amounts of working capital and debt within 90 days after the closing of the Transaction)

•	The cash acquired by the Group in the Transaction (post all transaction related expenses) amounted to 62,530

The Group anticipates that the Transaction will be accounted for within the scope of IFRS 2 (Share- based Payment). Under this method of accounting, there is no acquisition accounting and no recognition of goodwill, as Kismet is not a business as defined by IFRS 3 (Business Combinations) given that it consists predominantly of cash in the trust account. Under this method of accounting, Kismet will be treated as the acquiree company for financial reporting purposes.

Dividends paid after June 30, 2021

On July 30, 2021 the Group declared 46,000 of dividends or US$ 2,300 per share and paid them in full to the date of these interim condensed consolidated financial statements.